BP 6/26


03052008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Australia Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue, 34th floor
(No. and Street)

New York, NY 10166
(City) (State) (Zip Code)

RECD S.E.C.
JUN 2 6 2003
511

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Ferrari, CFO 212 916 9590
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Ferrari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Australia Capital Markets, LLC, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNETH T. HUTCHINSON
Notary Public, State of New York
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

KENNETH T. HUTCHINSON
Notary Public, State of New York
No. 30-469082
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)

(A Wholly Owned Subsidiary of National Australia Bank)

Table of Contents



345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
National Australia Capital Markets LLC:
(A Limited Liability Company and
A Wholly Owned Subsidiary of National Australia Bank)

We have audited the accompanying statements of financial condition of National Australia Capital Markets LLC, a Limited Liability Company (the Company), a wholly owned subsidiary of National Australia Bank, as of September 30, 2002, and the related statements of operations and retained earnings, changes in members' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Australia Capital Markets LLC as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 14, 2002



NATIONAL AUSTRALIA CAPITAL MARKETS LLC
(A Limited Liability Company)
(A Wholly Owned Subsidiary of National Australia Bank)

Statements of Financial Condition

September 30, 2002

Assets		2002
Cash and cash equivalents	$	11,740,879
Due from clearing broker (note 5)		258,963
Due from affiliate (note 3)		1,958,873
Accrued interest receivable		380
Deferred tax assets		233,358
Other assets		60,100
Total assets	$	14,252,553
Liabilities and Members' Equity		
Due to affiliate (note 3)	$	2,550,779
Income taxes payable (note 4)		819,458
Accrued interest payable (note 3)		696
Unearned income (note 2)		
Total liabilities		3,370,933
Commitments and contingencies (note 5)		
Subordinated borrowings (note 3)		10,000,000
Members' equity (note 1):		
Members' contribution		375,000
Retained earnings		506,620
Total members' equity		881,620
Total liabilities and members' equity	$	14,252,553

See accompanying notes to financial statements.